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                    AZTECA AMERICA ANNOUNCES THE ADDITION OF
                 THREE NEW AFFILIATES IN KEY US HISPANIC MARKETS

       --Chicago, IL; Charleston, SC ; and Chattanooga, TN Raise Hispanic
                          Network's Coverage To 67% --

FOR IMMEDIATE RELEASE
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Mexico City, October 7, 2003--TV Azteca, S.A. de C.V. (NYSE: TZA; BMV: TVAZTCA),
one of the two largest producers of Spanish language television programming in the world, announced today that Azteca America, the company's wholly-owned broadcasting network focused on the U.S. Hispanic market, has increased its coverage by adding three new affiliates in Chicago, IL; Charleston, SC; and Chattanooga, TN. The additions increase the network's coverage to 29 markets, representing 67% coverage of US Hispanic households.

With the addition of WOCK-TV/Channel 13 in Chicago, WTBD-TV/Channel 22 in Charleston, WDGA-TV/Channel 43 in Chattanooga, Azteca America continues its growth in key U.S. Hispanic markets. Also, the addition of the Chicago market is especially significant, since it means to have presence in one of the most important Hispanic markets.

"We are thrilled to welcome these three affiliates into the Azteca America family," said Luis J. Echarte, President and CEO of Azteca America. "Chicago has a special importance because it allows us to round up our coverage in the top five Hispanic markets. The past year has been one of tremendous growth for our network, and the addition of these affiliates only brings us closer to our goal of achieving maximum Hispanic coverage throughout the US."

With almost 400,000 Hispanic households, Chicago is the fifth largest Hispanic market. Chicago also has the second largest concentration of Hispanics of Mexican origin in the United States.

The three new affiliates are added to Azteca America's 26 existing markets, which include Los Angeles, New York, Miami, Houston, San Antonio, San
Francisco-Oakland-San         Jose,         Albuquerque,         Fresno-Visalia,
Sacramento-Stockton-Modesto, Orlando, Austin, Las Vegas, Bakersfield, West Palm Beach-Ft. Pierce, Salt Lake City, Santa Barbara, Palm Springs, Wichita, Reno, Victoria, San Diego, Monterey-Salinas, Oklahoma City, Naples-Ft. Myers, Phoenix, Tucson, and Victoria.

The network also announced the launching of its new corporate website at www.aztecaamerica.com/corporate.

Company Profile
---------------

     TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks, Azteca 13 and Azteca 7, through 554 owned transmitters across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic; Unefon, a Mexican mobile telephony operator focused on the mass market; and Todito.com, an Internet portal for North American Spanish speakers.

     Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

                               Investor Relations:

           Bruno Rangel                                   Omar Avila
          5255-3099-9167                                5255-3099-0041
     jrangelk@tvazteca.com.mx                       oavila@tvazteca.com.mx


                                Media Relations:

                                 In Los Angeles

                          Carmen Lawrence or Sonia Pena
                                 Weber Shandwick
                                 310-407-6570 or
                                  310-407-6589
             clawrence@webershandwick.com,   spena@webershandwick.com
             ----------------------------    ------------------------

                                 In Mexico City

                        Daniel McCosh or Tristan Canales
                             (011)5255-3099-0059 or
                                 5255-3099-1441
                dmccosh@tvazteca.com.mx,   tcanales@tvazteca.com.mx
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